

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, DC
Washington, D.C. 20549   110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53317

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/11_____ AND ENDING_____12/31/11_____

                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rutberg and Company, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

351 California Street, Suite 1100

(No. and Street)

San Francisco	California	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryan B. Rutberg   415-371-1186

                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rowbotham & Company LLP

(Name – if individual, state last, first, middle name)

101 Second Street, Suite 1200	San Francisco	California	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Bryan B. Rutberg_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Rutberg and Company, LLC_____ , as
of ___December 31_____, 20 10 ____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

None

_____

_____
                                                        Signature

                                                        Chief Executive Officer
                                                        Title

_____
            Notary Public

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

CIVIL CODE § 1189

State of California

County of _San Francisco_

On _02/12/2012_ before me, _John Minjiras notary public_,

Date

Here Insert Name and Title of the Officer

personally appeared _Bryan B Rutherg_

Name(s) of Signer(s)

_____,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

```
JOHN MINJIRAS
Commission # 1924632
Notary Public - California
San Francisco County
My Comm. Expires Mar 5, 2015
```

Place Notary Seal Above

Signature: _____

Signature of Notary Public

————————— OPTIONAL —————————

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: _____

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: _____

☐ Corporate Officer — Title(s): _____
☐ Individual
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: _____

RIGHT THUMBPRINT OF SIGNER

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Signer Is Representing: _____

Signer's Name: _____

☐ Corporate Officer — Title(s): _____
☐ Individual
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: _____

RIGHT THUMBPRINT OF SIGNER

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Signer Is Representing: _____

RUTBERG AND COMPANY, LLC

FINANCIAL STATEMENTS

For the Years Ended December 31, 2011 and 2010
With
Independent Auditor's Report



Rowbotham
& Company LLP

TABLE OF CONTENTS





Rowbotham
& COMPANY LLP

ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO SANTA CLARA

GENEVA GROUP INTERNATIONAL
Independent Member

Independent Auditor's Report

To the Member of
Rutberg and Company, LLC:

We have audited the accompanying statements of financial condition of Rutberg and Company, LLC (the "Company") as of December 31, 2011 and 2010, and the related statements of operations, changes in member's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rutberg and Company, LLC as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 13 to 15 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Rowbotham & Company LLP

San Francisco, California
February 28, 2012

RUTBERG AND COMPANY, LLC

Oath of Corporate Officer
December 31, 2011

I affirm that to the best of my knowledge and belief the accompanying financial statements and supporting schedules are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Bryan B. Rutberg
Rutberg and Company, LLC

RUTBERG AND COMPANY, LLC

Statements of Financial Condition
As of December 31, 2011 and 2010

	2011	2010
Assets		
Cash	$275,784	$150,177
Accounts receivable	600,000	---
Marketable securities, cost of none and $197,012 in 2011 and 2010	---	389,478
Furniture and equipment, net	---	---
Total assets	$875,784	$539,655
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued liabilities	$ 9,517	$ ---
Due to Rutberg Holdings, LLC	76,487	13,763
Total liabilities	86,004	13,763
Member's equity	789,780	525,892
Total liabilities and member's equity	$875,784	$539,655

The accompanying notes are an integral part of these financial statements.

RUTBERG AND COMPANY, LLC

Statements of Operations
For the Years Ended December 31, 2011 and 2010

	2011	2010
Income:		
Investment banking fees	$3,790,000	$3,351,695
Expense reimbursements	44,351	19,393
Interest income	159	426
Realized gain on sales of marketable securities	319,865	197,012
Unrealized gain on marketable securities	---	192,466
Total income	4,154,375	3,760,992
Expenses:		
Compensation	3,724,327	3,255,424
Unrealized loss on marketable securities	192,466	---
Other operating expenses	165,180	119,809
Marketing and business development	106,200	69,564
Professional fees	96,604	166,061
Rent	95,720	76,381
Depreciation and amortization expense	2,590	3,351
Interest expense	200	702
Total expenses	4,383,287	3,691,292
Net income (loss) before provision for income taxes	(228,912)	69,700
Provision for income taxes	7,200	7,200
Net income (loss)	$ (236,112)	$ 62,500

The accompanying notes are an integral part of these financial statements.

RUTBERG AND COMPANY, LLC

Statements of Changes in Member's Equity
For the Years Ended December 31, 2011 and 2010

	Member's Equity
Balance at January 1, 2010	$ 93,392
Contributions	370,000
Net income	62,500
Balance at December 31, 2010	525,892
Contributions	500,000
Net loss	(236,112)
Balance at December 31, 2011	$ 789,780

The accompanying notes are an integral part of these financial statements.

5

RUTBERG AND COMPANY, LLC

Statements of Cash Flows
For the Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net income (loss)	$(236,112)	$ 62,500
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	---	1,324
Realized gain on sales of marketable securities	(319,865)	(197,012)
Unrealized loss (gain) on marketable securities	192,466	(192,466)
Change in operating assets and liabilities:		
Accounts receivable	(600,000)	---
Accounts payable and accrued expenses	9,517	---
Due to Rutberg Holdings, LLC	62,724	(81,351)
Net cash used in operating activities	(891,270)	(407,005)
Cash flow from investing activities:		
Purchase of marketable securities	---	(334,000)
Proceeds from sale of marketable securities	516,877	334,000
Net cash flow provided by investing activities	516,877	---
Cash flows from financing activities:		
Contributions	500,000	370,000
Net cash provided by financing activities	500,000	370,000
Net increase (decrease) in cash	125,607	(37,005)
Cash at the beginning of the year	150,177	187,182
Cash at the end of the year	$ 275,784	$ 150,177

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

General - Rutberg and Company, LLC (the "Company") is a wholly-owned subsidiary of Rutberg Holdings, LLC. The Company was established April 3, 2007 and is a Delaware limited liability company that shall continue operating indefinitely. On September 21, 2001, the National Association of Securities Dealers, Inc. approved the Company's membership. The Company is a research-centric investment bank focused exclusively on providing merger & acquisition advisory services to both public and private companies, and raising capital for industry leading emerging growth companies in the wireless and digital media industries. The Company's research is published monthly and received by professionals. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Basis of Presentation - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Uses of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Marketable Securities - Marketable securities consist of publicly-traded common stock which is classified as trading securities. Marketable securities are recorded at fair value and realized and unrealized gains and losses are recorded in the statement of operations.

Fair Value - The Company follows the provisions of ASC 820, Fair Value Measurement and Disclosures, in determining and disclosing certain fair value measurements.

ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs) or reflect the Company's own assumptions of market participant valuation (unobservable inputs).

In accordance with ASC 820, these two types of inputs have created the following fair value hierarchy:

Level 1 - Observable inputs such as quoted prices in active markets for identical, unrestricted assets, or liabilities.

Level 2 - Quoted prices for similar assets and liabilities, or inputs other than quoted prices in active markets that are observable, either directly or indirectly.

Level 3 - Unobservable inputs in which there is little or no market data, which requires the Company to develop its own assumptions about the assumptions market participants would use in pricing the asset or liability. Valuation techniques include the use of option-pricing models, discounted cash flow models, and similar techniques.

ASC 820 requires the use of observable market data if such data is available without undue cost and effort.

Notes to the Financial Statements
For the Years Ended December 31, 2011 and 2010

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2011:

	Level 1	Level 2	Level 3	Total
Cash	$275,784	$---	$---	$275,784

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2010:

	Level 1	Level 2	Level 3	Total
Cash	$150,177	$---	$---	$150,177
Marketable securities	389,478	---	---	389,478
Total	$539,655	$---	$---	$539,655

Realized gains and losses are recorded when securities are sold using the first in, first out cost method unless specifically identified.

Accounts Receivable - The Company provides its services to customers on an open credit basis. The Company's accounts receivable are due from customers and are generally uncollateralized. The Company uses the reserve for bad debts method for valuing doubtful accounts receivable which is based on historical experience, coupled with a review of the current status of existing receivable. The balance of the reserve for doubtful accounts, deducted against accounts receivable to properly reflect the realizable value is none. Bad debt expense totaled zero and zero for the years ended December 31, 2011 and 2010.

Cash and Cash Equivalent - For purposes of reporting cash flows, the Company considers all short-term, interest-bearing deposits with original maturities of three months or less to be cash equivalents.

Concentration of Credit Risk - Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and accounts receivable.

The Company maintains its cash in financial institutions which are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to $250,000. At times, cash may be in excess of the FDIC insured limits.

The receivables credit risk is controlled through credit approvals, credit limits, monitoring procedures, and establishment of a reserve for doubtful accounts if and when needed.

The Company had one customer that comprised 100% of total accounts receivable at December 31, 2011.

The Company had three customers that comprise 55%, 25% and 18% of total income, excluding income from marketable securities, for the year ended December 31, 2011.

The Company had four customers that comprise 26%, 19%, 19% and 19% of total income, excluding income from marketable securities, for the year ended December 31, 2010.

Furniture and Equipment - Furniture and equipment are stated at cost less accumulated depreciation and amortization and are depreciated or amortized over their estimated useful lives of the related assets using the declining balance and straight-line methods over 3 to 5 years. Upon retirement or sale, the cost and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in other income and expense. Maintenance and repairs are charged to operations as incurred.

Impairment of Long-lived Assets - The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance of long-lived assets may not be recoverable in accordance with ASC 360, "Property, Plant and Equipment". When factors indicate that long-lived assets should be evaluated for possible impairment, the Company uses an estimate of the related undiscounted future cash flows over the remaining life of the long-lived assets in measuring whether they are recoverable. If the estimated undiscounted future cash flows are not in excess of the carrying value of the asset, a loss is recorded as the excess of the asset's carrying value over its fair value. No assets were determined to be impaired in 2011 or 2010.

Revenue Recognition - The Company's revenues for investment banking fees and expense reimbursements are recognized when earned. Customer advances and billed amounts due from customers in excess of revenue recognized are recorded as deferred revenue.

Expense Recognition - The Company's expenses are charged to expense as incurred. These expenses are paid for by Rutberg Holdings, LLC and then allocated to the Company.

Income Taxes - The Company has adopted ASC 740, Income Taxes. ASC 740 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Company classifies the liability for unrecognized tax benefits as current to the extent that the Company anticipates payment (or receipt) of cash within one year. Interest and penalties related to uncertain tax positions are recognized in the provision for income taxes.

No provision has been made for income taxes because the taxable income of the Company is included in the income tax returns of the member, except the case where the Company is charged a fee for doing business in that state. Consequently, income taxes are minimal.

Tax years that remain open for examination include 2007, 2008, 2009, 2010, and 2011.

Comprehensive Income (Loss) - The Company has no components of comprehensive income (loss) other than its net income (loss) and, accordingly, comprehensive income (loss) is the same as the net income (loss) for the years ended December 31, 2011 and 2010.

Subsequent Events - The Company has evaluated subsequent events for the period from December 31, 2011, the date of the financial statements, through February 28, 2012, the date the financial statements were available for issuance.

2. Furniture and Equipment

Furniture and equipment, net is comprised of the following at December 31, 2011 and 2010:

	2011	2010
Furniture	$ 30,924	$ 30,924
Computer software	6,147	6,147
Equipment	29,046	29,046
Equipment under capital leases	30,056	30,056
Total furniture and equipment	96,173	96,173
Less accumulated depreciation	(66,117)	(66,117)
Less accumulated amortization on equipment under capital lease	(30,056)	(30,056)
Furniture and equipment, net	$ ---	$ ---

For the years ended December 31, 2011 and 2010, depreciation and amortization expense was none and $1,324

3. Related Party Transactions

Contributions of $500,000 and $370,000 were received from Rutberg Holdings, LLC for the years ended December 31, 2011 and 2010.

The activity in the Due to Rutberg Holdings, LLC was as follows for the years ended December 31, 2011 and 2010:

	2011	2010
Balance at the beginning of the year	$ 13,763	$ 95,114
Expense allocation	4,188,504	3,733,017
Cash paid	(4,125,780)	(3,814,368)
Balance at the end of the year	$ 76,487	$ 13,763

RUTBERG AND COMPANY, LLC

Notes to the Financial Statements
For the Years Ended December 31, 2011 and 2010

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires both the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011 and 2010, the Company had net capital of $189,780 and $442,204. Net capital as of December 31, 2011 and 2010 is $184,046 and $437,204 more than the required net capital. At December 31, 2011 and 2010, the Company's ratio of aggregate indebtedness to net capital was 0.45 to 1 and 0.03 to 1, which is within the required regulator range.

5. Cash Flow Information

	2011	2010
Supplemental disclosure of cash flow information:		
Interest paid during the year	$ 200	$ 702
Income taxes paid during the year	$7,200	$7,200

6. Subsequent Events

The Company identified no subsequent events.

Supplementary Information

RUTBERG AND COMPANY, LLC

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2011

Net Capital

Total member's equity from statement of financial condition	$789,780
Deductions and/or charges:	
Total nonallowable assets from statement of financial condition:	
Accounts receivable	(600,000)
Net capital before haircuts on securities position	189,780
Haircuts on securities	---
Net capital	$189,780
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 5,734
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of minimum net capital required or minimum dollar net capital required)	$ 5,734
Excess net capital	$184,046

Aggregate Indebtedness

Total liabilities from statement of financial condition	$86,004
Less non-aggregate indebtedness	---
Total aggregate indebtedness	$86,004
Ratio: Aggregate indebtedness to net capital	0.45 to 1

RUTBERG AND COMPANY, LLC

**Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission**
As of December 31, 2011

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission ("Rule 15c3-3") and operates pursuant to section (k)(2)(ii) of Rule 15c3-3.

RUTBERG AND COMPANY, LLC

Reconciliation Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission
As of December 31, 2011

Reconciliation of differences between Computation of Net Capital as filed by the Company in Part IIA and computation contained in supplementary information to the financial statements:

Net capital as reported by the Company in Part IIA	$196,373
Differences:	
Audit adjustment to accrue for additional allocated expenses from Rutberg Holdings, LLC	(6,593)
Net capital as reported in the financial statements	$189,780



Rowbotham
& COMPANY LLP

ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO SANTA CLARA



GENEVA GROUP INTERNATIONAL
Independent Member

Independent Auditor's Report on Internal Control

To the Member of
Rutberg and Company, LLC:

In planning and performing our audit of the financial statements and supplementary information of Rutberg and Company, LLC (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and supplementary schedules, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or performs custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

16

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL. (415) 433 - 1177 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING@ROWBOTHAM.COM
Member of the AICPA and PCAOB

The Member of
Rutberg and Company, LLC
Page 2

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rowbotham & Company LLP

San Francisco, California
February 28, 2012

Rowbotham
& COMPANY LLP



Rowbotham
& COMPANY LLP

ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO SANTA CLARA



GENEVA GROUP INTERNATIONAL
Independent Member

To the Member
Rutberg and Company, LLC
351 California Street, Suite 1100
San Francisco, CA 94104

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7, General Assessment Reconciliation) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Rutberg and Company, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7, General Assessment Reconciliation. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, check copies and cash disbursements journals, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, print outs of various general ledger accounts for the period From January 1, 2011 to December 31, 2011, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, print outs for various general ledger accounts, supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, not applicable, none.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rowbotham & Company LLP

San Francisco, California
February 28, 2012

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL. (415) 433 - 1177 FAX (415) 433 - 1653

WEBSITE: WWW.ROWBOTHAM.COM   E-MAIL - CONSULTING@ROWBOTHAM.COM

Member of the AICPA and PCAOB

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _____ . 20 _____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053317   FINRA   DEC
RUTBERG & COMPANY LLC   11*11
351 CALIFORNIA ST STE 1100
SAN FRANCISCO CA 94104-2419

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ __9,586__

B. Less payment made with SIPC-6 filed (exclude interest)   (_____)

_____
Date Paid

C. Less prior overpayment applied   (_____)

D. Assessment balance due or (overpayment)   __9,586__

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _____

F. Total assessment balance and interest due (or overpayment carried forward) $ __9,586__

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ __9,586__

H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Rutberg + Company, LLC
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Controller
_____
(Title)

Dated the 27th day of February 20 12 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates:
_____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __1/1__, 20_11_
and ending __12/31__, 20_11_

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __3,973 845__

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

(2) Net loss from principal transactions in securities in trading accounts. _____

(3) Net loss from principal transactions in commodities in trading accounts. _____

(4) Interest and dividend expense deducted in determining item 2a. _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

(7) Net loss from securities in investment accounts. _____

Total additions _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____

(2) Revenues from commodity transactions. _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

(4) Reimbursements for postage in connection with proxy solicitation. _____

(5) Net gain from securities in investment accounts. __127 399__

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): __12,095__

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii) _____

Total deductions __139 494__

2d. SIPC Net Operating Revenues $ __3,834,351__

2e. General Assessment @ .0025 $ __9,586.__

(to page 1, line 2.A.)

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